Exhibit 2.1

PREFERRED SHARE CONVERSION INDUCEMENT AGREEMENT

This Preferred Share Conversion Inducement Agreement (the “Conversion Agreement”) is entered into on November 2, 2026 by and between:

GMEX Robotics Corporation, an exempted company incorporated under the laws of the British Virgin Islands (the “Company”); and

[Holder Name]

(each a “Holder” and collectively, the “Holders”).

1. Background

1.1 The Company previously issued Class C Preferred Shares (the “Class C Preferred Shares”) to the Holders as part of the consideration for the acquisition of 30% of the issued and outstanding equity interests (on a fully diluted, after-issued basis) of Alpha Meta AI Pte. Ltd., pursuant to a Share Purchase Agreement dated as of July 28, 2026, as amended by that First Amendment to Share Purchase Agreement dated as of October 14, 2026 (the “Acquisition Agreement”). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Acquisition Agreement.

1.2 The Class C Preferred Shares are convertible into Buyer Common Shares upon satisfaction of certain conditions under the Company’s constitutional documents and the Acquisition Agreement.

1.3 The Company wishes to allow the Holders to convert an aggregate of 2,142 Class C Preferred Shares (the “Converting Shares”) into Buyer Common Shares earlier than currently permitted at a reduced conversion price, and the Holders agree to such conversion subject to the terms of this Conversion Agreement.

2. Conversion Inducement

2.1 Conversion of Class C Preferred Shares. Subject to the terms of this Conversion Agreement, the Company agrees to allow the Holders to convert the 2142 Converting Shares at an agreed conversion price equal to 23% of the closing market price on the trading day immediately preceding the closing date of this document.

2.4 Issuance of Additional Class C Preferred Shares. As an additional inducement for the Holders to agree to the conversion of the Converting Shares, the Company agrees to issue to the Holders an aggregate of an additional 1,500 Class C Preferred Shares (the “Additional Class C Preferred Shares”). The additional Class C Preferred Shares shall be issued without any additional cash payment by the Holders and shall constitute part of the overall consideration for the Holders’ agreement to convert the Converting Shares and enter into this Conversion Agreement.

2.6 Alternative to Existing Conversion Rights. The Parties agree that the conversion under this Conversion Agreement constitute a separately negotiated arrangement and may be completed without satisfaction of the original conversion conditions, provided all necessary contractual waivers, corporate approvals and regulatory requirements have been satisfied.

2.7 Restrictions on Transfer of Shares. The Holders understand that the Buyer Common Shares issued upon exchange of the Converting Shares and the Additional Class C Preferred Shares may not be offered, sold, pledged, transferred or otherwise disposed of except pursuant to an effective registration statement under the Securities Act or an available exemption from registration and in compliance with applicable state securities Laws, Nasdaq rules and the Lock-Up Agreements. The Holders understand that the Company will place customary restrictive legends on the certificates or book-entry positions representing the Buyer Common Shares issued upon exchange of the Converting Shares and the Additional Class C Preferred Shares.

3. Conditions and Completion

Upon completion, all conversion and other rights attached to the Converting Shares shall terminate, except for any rights expressly preserved in writing. Any Class C Preferred Shares not converted shall remain subject to their existing terms.

4. Representations and Undertakings

4.1 The Holders represent that they legally own the Converting Shares and have the authority to surrender them free from any liens or third-party claims.

4.2 The Parties shall execute any additional documents reasonably required to complete the transaction.

4.3 Except as expressly modified by this Conversion Agreement, the Acquisition Agreement and other existing arrangements shall remain in effect.

5. Securities Law Compliance

5.1 The Parties intend to complete the conversion in reliance on an available exemption from registration under the U.S. Securities Act of 1933, including Section 3(a)(9), if applicable.

5.2 The Company shall comply with applicable Nasdaq requirements, including any shareholder approval requirements.

5.3 Neither Party shall be required to complete the transaction if doing so would violate applicable law.

6. Termination

6.1 This Conversion Agreement may be terminated by mutual written consent or by either Party if the required conditions have not been satisfied by October 14, 2027.

6.2 If this Conversion Agreement terminates before completion, the Holders shall retain the Class C Preferred Shares and the existing rights applicable to such Class C Preferred Shares, subject to the original governing documents.

7. Governing Law

7.1 This Conversion Agreement shall be governed by the laws of the State of New York, except that matters concerning the conversion of the Converting Shares, the Company’s share capital and issuance of Additional Class C Preferred Shares shall be governed by applicable British Virgin Islands laws.

7.2 The Parties submit to the jurisdiction of the state and federal courts located in New York, subject to any mandatory jurisdiction of the British Virgin Islands courts.

8. Miscellaneous

8.1 This Conversion Agreement may only be amended in writing signed by both Parties.

8.2 This Conversion Agreement may be executed in counterparts and by electronic signature.

8.3 This Conversion Agreement constitutes the entire agreement between the Parties regarding the matters contemplated herein, without superseding the Acquisition Agreement except as expressly provided.

SIGNATURES

For and on behalf of the Company

Company: GMEX Robotics Corporation

Signature: ______________________

Name:
Title:
Date:

For and on behalf of the Holders

Holder:

Signature: ______________________

Name:
Title:
Date:

Holder:

Signature: ______________________

Name:
Title:
Date:

Holder:

Signature: ______________________

Name:
Title:
Date: